SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 17, 2007 filed by the Company with the Comisión Nacional de Valores:

By letter dated January 17, 2007 the Company reported that, in relation to the 6-K dated December 19, 2006, in which it was reported the signing of an agreement to acquire all the shares of Rummaala S.A.(Rummaala), which principal asset consists of a plot of land in Vicente López neighborhood, in the province of Buenos Aires and another with Verdier S.A. (Verdier) to acquire a plot of land adjacent to the Rummaala’s parcel, some conditions have been resolved, such as the approval of this transaction by the Comisión Nacional de Defensa de la Competencia, the National Antitrust Commission.

Our subsidiaries Patagonian Investment S.A. and Ritelco S.A. were designated to acquire the shares of Rummaala, as the Company acted in commission.

Rummaala acquired the Verdier plot of land as part of an exchange agreement, and as consideration Rummaala transferred to Verdier (i) some units built in the Edificios Cruceros, located in the neighborhood known as Antiguo Puerto Madero, in the south part of the City of Buenos Aires; (ii) a certain amount of cash; and (iii) some units to be built in the housing complex projected in the Rummaala’s and Verdier’s plots of land.

Once these two plots of land become one, the Company projects the development of a new housing concept, with more public spaces. This complex will become one of the most important housing complex in the Province of Buenos Aires.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Second Vice Chairman of the Board of Directors

Dated: January 17, 2007